UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

HearUSA, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
422360305
(CUSIP Number)

Ozarslan A. Tangun c/o Patara GP, LLC 5050 Quorum Drive, Suite 312 Dallas, Texas 75254 (214) 540-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________________________ May 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422360305	Page 2 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Patara Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,751,097 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,751,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 422360305	Page 3 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Patara Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,751,097 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,751,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 422360305	Page 4 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Patara Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,751,097 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,751,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 422360305	Page 5 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Marlin Sams Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 618,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 618,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 422360305	Page 6 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON William M. Sams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,475,000 SHARED VOTING POWER 618,000 SOLE DISPOSITIVE POWER 1,475,000 SHARED DISPOSITIVE POWER 618,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,093,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	Page 7 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Suzanne Present
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 618,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 618,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	Page 8 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Marlin Sams GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 618,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 618,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 422360305	Page 9 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Gladwyne Marlin GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 618,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 618,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 422360305	Page 10 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Michael Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 618,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 618,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	Page 11 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Candice McCurdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 75,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	Page 12 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Chad McCurdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 75,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	Page 13 of 22 Pages

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is being filed to amend and supplement the Schedule 13D, dated March 11, 2009, as amended by Amendment No. 1, dated March 11, 2009, with respect to the common stock, par value $0.10 per share (the “Common Stock”), of HearUSA, Inc., a Delaware corporation (the “Company”).

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

This Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (collectively, the “Reporting Persons”):

1.	Patara Capital, LP, a Delaware limited partnership (the “Partnership”);

2.   Patara Partners, LP, the general partner of the Partnership (the “Patara General Partner”);

3.   Patara Capital Management, LP, the investment manager of the Partnership (the “Investment Manager”, and together with the Partnership and the Patara General Partner, the “Patara Reporting Persons”);

4.   William M. Sams (“Sams”), an individual investor in the Partnership and a member of Marlin Sams General Partner (as defined below);

5.	Marlin Sams Fund, L.P., a Delaware limited partnership (the “Fund”);

6.   Marlin Sams GenPar, LLC, a Delaware limited liability company and the general partner of the Fund (the “Marlin Sams General Partner”);

7.   Gladwyne Marlin GenPar, LLC, a Delaware limited liability company and a member of the Marlin Sams General Partner (“Gladwyne”);

8.	Suzanne Present, a member of Gladwyne;
9.	Michael Solomon, a member of Gladwyne;
10.	Candice McCurdy, Sams’ daughter; and

CUSIP No. 422360305	Page 14 of 22 Pages

SCHEDULE 13D

11.  Chad McCurdy, Candice McCurdy’s husband (and together with Sams, the Fund, the Marlin Sams General Partner, Gladwyne, Ms. Present, Mr. Solomon and Ms. McCurdy, the “Marlin Sams Reporting Persons”).

The principal business address for each of the Patara Reporting Persons is 5050 Quorum Drive, Suite 312, Dallas, Texas 75254. The principal business address for each of the Marlin Sams Reporting Persons is c/o Marlin Sams Fund, L.P., 645 Fifth Avenue, New York, New York 10022.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. Based on the relationships between and among the Reporting Persons set forth in this Item 2 and in Item 4, the Reporting Persons may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns 3,919,097 shares of Common Stock, or 8.8% of the Company’s total number of shares of Common Stock outstanding, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Persons disclaims beneficial ownership of the shares of Common Stock other than the amounts reported on such Reporting Person’s cover page included herein.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended and restated in its entirety as follows:

An aggregate of 1,751,097 shares of Common Stock were purchased by the Patara Reporting Persons for an aggregate purchase price of $1,986,726.56.  No borrowed funds were used to purchase the shares of Common Stock owned by the Patara Reporting Persons, other than any borrowed funds used for working capital purposes in the ordinary course of business.

CUSIP No. 422360305	Page 15 of 22 Pages

SCHEDULE 13D

An aggregate of 2,093,000 shares of Common Stock were purchased by Sams, the Fund, the Marlin Sams General Partner, Gladwyne, Ms. Present and Mr. Solomon for an aggregate purchase price of $2,797,588.47.  All shares purchased by the Marlin Sams Reporting Persons were purchased using cash on hand.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

(a)

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 44,339,819 shares of Common Stock outstanding as of May 7, 2009, which is the total number of shares of Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2009. Based on calculations made in accordance with Rule 13d-3(d), (i) the Patara Reporting Persons may be deemed to beneficially own 1,751,097 shares of Common Stock, approximately 3.9% of the outstanding shares of Common Stock; (ii) the Fund, the Marlin Sams General Partner, Gladwyne, Suzanne Present and Michael Solomon may be deemed to beneficially own 618,000 shares of Common Stock, approximately 1.4% of the outstanding shares of Common Stock; (iii) Sams may be deemed to beneficially own 2,093,000 shares of Common Stock, approximately 4.7% of the outstanding shares of Common Stock; and (iv) Candice McCurdy and Chad McCurdy may be deemed to beneficially own 75,000 shares of Common Stock, approximately 0.2% of the outstanding shares of Common Stock.

CUSIP No. 422360305	Page 16 of 22 Pages

SCHEDULE 13D

(b)

(i)                    Each of the Patara Reporting Persons may be deemed to have sole power to direct the voting and disposition of no shares of Common Stock. By virtue of the relationships between and among the Patara Reporting Persons described in Item 2, each of the Patara Reporting Persons may be deemed to share the power to direct the voting and disposition of 1,751,097 shares of Common Stock that are directly owned by the Partnership.

(ii)                   Sams may be deemed to have the sole power to direct the voting and disposition of 1,475,000 shares of Common Stock that are directly owned by him. By virtue of the relationships between and among the Marlin Sams Reporting Persons described in Item 2, Sams may be deemed to share the power to direct the voting and disposition of 618,000 shares of Common Stock that are directly owned by the Fund.

(iii)                  Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of 618,000 shares of Common Stock that are directly owned by the Fund, and may be deemed to share the power to direct the voting and disposition of no shares of Common Stock.

(iv)                   Gladwyne may be deemed to have sole power to direct the voting and disposition of no shares of Common Stock. By virtue of the relationship between and among the Marlin Sams Reporting Persons described in Item 2, Gladwyne may be deemed to share the power to direct the voting and disposition of 618,000 shares of Common Stock that are directly owned by the Fund.

(v)                    Suzanne Present may be deemed to have sole power to direct the voting and disposition of no shares of Common Stock. By virtue of the relationship between and among the Marlin Sams Reporting Persons described in Item 2, Ms. Present may be deemed to share the power to direct the voting and disposition of 618,000 shares of Common Stock that are directly owned by the Fund.

CUSIP No. 422360305	Page 17 of 22 Pages

SCHEDULE 13D

(vi)                  Michael Solomon may be deemed to have sole power to direct the voting and disposition of no shares of Common Stock. By virtue of the relationship between and among the Marlin Sams Reporting Persons described in Item 2, Mr. Solomon may be deemed to share the power to direct the voting and disposition of 618,000 shares of Common Stock that are directly owned by the Fund.

(vii)                  Each of Candice and Chad McCurdy may be deemed to have sole power to direct the voting and disposition of no shares of Common Stock. By virtue of the relationship between and among the Marlin Sams Reporting Persons described in Item 2, Candice McCurdy and Chad McCurdy may be deemed to share the power to direct the voting and disposition of 75,000 shares of Common Stock held in a joint account.

(c)

Except as set forth in this Item 5(c), Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days. The dates upon which the Common Stock was purchased or sold, the number of shares of Common Stock purchased or sold and the price per share for all transactions in the shares of Common Stock in the past 60 days by Reporting Persons are set forth on the table below:

Patara Capital, LP
Trade Date	Common Stock	Price Per Share
03/27/2009	(100)	$0.4700
03/31/2009	2,000	$0.4830
04/02/2009	4,700	$0.4250
04/03/2009	2,300	$0.4200
04/07/2009	(400)	$0.4800
04/08/2009	230,080	$0.4400

CUSIP No. 422360305	Page 18 of 22 Pages

SCHEDULE 13D

04/15/2009	10,000	$0.5200
04/16/2009	7,660	$0.5270
04/20/2009	200	$0.5400
04/22/2009	10,000	$0.5500
04/23/2009	500	$0.5360
04/24/2009	4,200	$0.5340
04/27/2009	9,925	$0.5540
04/28/2009	(3,600)	$0.6630
04/28/2009	3,300	$0.7500
04/29/2009	5,600	$0.6610
04/30/2009	10,500	$0.7500
05/04/2009	300	$0.7630
05/05/2009	3,000	$0.7300

Marlin Sams Fund, L.P.
Trade Date	Common Stock	Price Per Share
05/13/2009	252,300	$0.7999
05/14/2009	1,000	$0.7900
05/15/2009	700	$0.8000
05/18/2009	14,000	$0.8000

(d)

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock of the Company owned by any member of the group.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
Not applicable.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 422360305	Page 19 of 22 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2009

PATARA CAPITAL, LP
By:	Patara Partners, LP Its general partner
By:	Patara GP, LLC, Its general partner
By:	/s/ Ozarslan A. Tangun
Name: Ozarslan A. Tangun Title: Managing Member

PATARA PARTNERS, LP
By:	Patara GP, LLC, Its general partner
By:	/s/ Ozarslan A. Tangun
Name: Ozarslan A. Tangun Title: Managing Member

PATARA CAPITAL MANAGEMENT, LP
By:	Patara GP, LLC, Its general partner
By:	/s/ Ozarslan A. Tangun
Name: Ozarslan A. Tangun Title: Managing Member

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

CUSIP No. 422360305	Page 20 of 22 Pages

SCHEDULE 13D

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICEMCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy

CUSIP No. 422360305	Page 21 of 22 Pages

SCHEDULE 13D

EXHIBIT 1

to SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May 19, 2009.

PATARA CAPITAL, LP
By:	Patara Partners, LP Its general partner
By:	Patara GP, LLC, Its general partner
By:	/s/ Ozarslan A. Tangun
Name: Ozarslan A. Tangun Title: Managing Member

PATARA PARTNERS, LP
By:	Patara GP, LLC, Its general partner
By:	/s/ Ozarslan A. Tangun
Name: Ozarslan A. Tangun Title: Managing Member

PATARA CAPITAL MANAGEMENT, LP
By:	Patara GP, LLC, Its general partner
By:	/s/ Ozarslan A. Tangun
Name: Ozarslan A. Tangun Title: Managing Member

CUSIP No. 422360305	Page 22 of 22 Pages

SCHEDULE 13D

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy